Management Report - Draft

Distilled Bath and Body LLC
For the period ended September 30, 2020



Draft

Prepared by
Simple StartUp

Prepared on
October 22, 2020

Table of Contents

Draft

Additional Notes

Draft Reasons:

1. Need September Inventory Count.
2. Three small items in the uncategorized account.
3. Can you please confirm that you prepaid the Rapid Finance loan interest? That is what appears to be the case.
4. Will you please send me a copy of your insurance policy. I want to make sure we allocate the cost correctly.
5. Will you explain what the equipment on your balance sheet?

Draft

Profit and Loss
January - September, 2020

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020	Aug 2020	Sep 2020	Total
INCOME										
40300 Online Sales										0
40310 Faire Sales				18		332	332	208	317	1,207
40340 Shopify Sales	11,722	29,552	63,188	78,380	59,629	76,594	84,370	75,932	58,276	537,642
40341 Refund Of sales	-239	-253	-771	-1,583	-1,146	-1,263	-1,359	-1,531	-987	-9,131
Total 40340 Shopify Sales	11,483	29,298	62,417	76,796	58,484	75,331	83,011	74,401	57,289	528,511
40370 Shipping Income	1,761	4,794	9,855	14,671	10,155	14,109	12,191	11,080	8,083	86,699
Total 40300 Online Sales	13,243	34,093	72,272	91,486	68,639	89,772	95,534	85,690	65,689	616,417
Total Income	13,243	34,093	72,272	91,486	68,639	89,772	95,534	85,690	65,689	616,417
COST OF GOODS SOLD										
5000 Cost of Goods Sold	3,041	7,306	17,619	22,303	14,256	16,457	15,211	14,355	11,012	121,558
Total Cost of Goods Sold	3,041	7,306	17,619	22,303	14,256	16,457	15,211	14,355	11,012	121,558
GROSS PROFIT	10,202	26,787	54,653	69,183	54,383	73,316	80,324	71,335	54,677	494,859
EXPENSES										
63000 Marketing Expenses										0
63100 Advertising & Marketing	35	1,744	3,842	7,592	7,052	2,514	293	441	874	24,387
63200 Facebook Ads	1,811	12,502	10,876	13,493	11,040	20,701	26,102	22,357	25,595	144,477
Total 63000 Marketing Expenses	1,846	14,246	14,718	21,085	18,092	23,216	26,396	22,798	26,468	168,864
65000 Payroll Expenses										0
65100 Payroll Wages	6,028	4,454	4,731	5,270	5,839	5,334	12,984	11,761	9,563	65,965
65200 Payroll Tax Expense	1,888	1,392	1,489	1,603	1,732	1,621	3,895	3,049	3,088	19,758
65300 Workers Compensation	135	153	2,600	176	198	190	425	334	323	4,533
65400 Payroll Fees	270	102	222	318	234	242	260	322	148	2,117
Total 65000 Payroll Expenses	8,321	6,100	9,042	7,367	8,004	7,386	17,564	15,466	13,122	92,373
66600 Professional Services										0
66610 Accounting				496		1,350	750	750	1,581	4,927
66620 Legal & Professional Services	75	910	554	79	79	759	79	3,169	50	5,754
Total 66600 Professional Services	75	910	554	575	79	2,109	829	3,919	1,631	10,681
66700 General and Administrative Expenses										0
66710 Dues & subscriptions	3	89	79	12	113	18	18	118	262	712

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020	Aug 2020	Sep 2020	Total
66720 Office Supplies & Software	75	569	723	890	544	2,245	1,990	665	509	8,210
66721 Job Supplies		137			111		70	285	30	632
Total 66720 Office Supplies & Software	75	706	723	890	655	2,245	2,060	950	538	8,842
66730 Utilities		464	25	25		366	369	239	70	1,558
66731 Telephone						476		500	35	1,011
Total 66730 Utilities		464	25	25		842	369	739	105	2,569
66740 Travel								568	853	1,420
66741 Meals & Entertainment	64	151	81	271	98	27	210	89	103	1,093
66742 Parking	10	2								12
Total 66740 Travel	74	154	81	271	98	27	210	657	956	2,526
66750 Bank Charges & Fees	162	46	80	81	75	37	22	140	23	665
66751 Credit Card Fees	670	383	269	434	440	409	425	454	474	3,959
66752 Faire Fees				5		83	83	52		223
66753 PayPal Fees	154	256	1,123	901	1,180	1,655	1,693	1,423	917	9,304
66754 Shopify Fees	262	658	1,367	1,694	1,124	1,404	1,516	1,172	1,260	10,456
Total 66750 Bank Charges & Fees	1,248	1,344	2,839	3,115	2,819	3,588	3,739	3,241	2,674	24,606
66760 Rent & Lease	3,163			2,297	1,850	1,850	3,931	2,081	2,081	17,253
66770 Car & Truck	40	37		5		40				122
66771 Auto Maintenance & Repair									1,290	1,290
Total 66770 Car & Truck	40	37		5		40			1,290	1,411
Insurance	-738						896			158
Repairs & Maintenance				119	956	38	196	38		1,347
Taxes & Licenses	1,054	133		1,129			1,754	25		4,095
Total 66700 General and Administrative Expenses	4,917	2,927	3,747	7,863	6,490	8,647	13,174	7,849	7,906	63,520
7999 Uncategorized Expense									324	324
Research & Development						36	570			606
Total Expenses	15,159	24,183	28,061	36,891	32,700	41,928	57,963	50,031	49,451	336,367
NET OPERATING INCOME	-4,957	2,604	26,592	32,292	21,683	31,388	22,361	21,304	5,225	158,491
OTHER INCOME										
EIDL Grant - Non Taxable				4,000						4,000
Other Income		10,000								10,000
Total Other Income	0	10,000	0	4,000	0	0	0	0	0	14,000

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020	Aug 2020	Sep 2020	Total
OTHER EXPENSES										
83000 Interest Expense	2,907	983	1,182	1,110	1,111	1,310	1,113	1,312	1,115	12,143
84000 Depreciation	57	286	286	286	286	286	289	299	307	2,383
Total Other Expenses	2,964	1,270	1,469	1,396	1,397	1,596	1,401	1,610	1,421	14,526
NET OTHER INCOME	-2,964	8,730	-1,469	2,604	-1,397	-1,596	-1,401	-1,610	-1,421	-526
NET INCOME	$ -7,922	$11,334	$25,123	$34,896	$20,286	$29,791	$20,959	$19,693	$3,804	$157,965

Draft

Balance Sheet

As of September 30, 2020

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020	Aug 2020	Sep 2020
ASSETS									
Current Assets									
Bank Accounts									
10000 Cash & Cash Equicalents									
10100 Checking - WF #4491	14,980	8,020	14,090	18,229	82,183	72,571	44,430	18,918	11,918
10200 PayPal Bank 2	1,986	1,253	2,308	1,182	2,360	3,871	1,884	2,959	1,776
10300 PayPal Bank	12,096	12,096	12,096	12,096	12,096	12,096	12,096	12,096	12,096
10400 Shopify Holding	971	3,064	6,224	4,865	8,541	6,779	6,434	14,520	8,842
Total 10000 Cash & Cash Equicalents	30,032	24,432	34,717	36,372	105,180	95,318	64,843	48,494	34,632
Total Bank Accounts	30,032	24,432	34,717	36,372	105,180	95,318	64,843	48,494	34,632
Accounts Receivable									
11000 Accounts Receivable (A/R)						50	50	50	50
Total Accounts Receivable	0	0	0	0	0	50	50	50	50
Other Current Assets									
12000 Inventory Asset	2,257	5,502	10,746	29,270	35,935	63,513	98,212	121,926	136,366
12100 Undeposited Funds	0	0	0	0	0	0	48	48	48
12200 Prepaid Expenses	10,500	9,707	8,717	7,924	7,131	6,141	5,348	7,549	6,494
12300 Security Deposit - 513D	1,000	1,000	1,000	2,500	2,500	1,663	1,663	1,663	1,663
12400 Amount due to/from Owners	35	35	35	74	128	602	331	1,058	1,667
12500 Uncategorized Asset	0	0	0	0	0	0	0	0	0
Total Other Current Assets	13,792	16,245	20,497	39,768	45,695	71,918	105,602	132,244	146,238
Total Current Assets	43,824	40,677	55,214	76,140	150,875	167,286	170,495	180,788	180,920
Fixed Assets									
13000 Equipment - Large	3,429	3,429	3,429	3,429	3,429	3,429	3,561	4,171	4,649
13010 Accumulated Depreciation	-57	-114	-171	-229	-286	-343	-402	-472	-549
Total 13000 Equipment - Large	3,372	3,315	3,258	3,200	3,143	3,086	3,159	3,700	4,099
13100 Jeep Liberty		5,500	5,500	5,500	5,500	5,500	5,500	5,500	5,500
13110 Accumulated Depreciation		-229	-458	-688	-917	-1,146	-1,375	-1,604	-1,833
Total 13100 Jeep Liberty		5,271	5,042	4,812	4,583	4,354	4,125	3,896	3,667
Total Fixed Assets	3,372	8,586	8,299	8,013	7,727	7,440	7,284	7,595	7,766

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020	Aug 2020	Sep 2020
TOTAL ASSETS	$47,195	$49,263	$63,513	$84,153	$158,601	$174,726	$177,779	$188,383	$188,686
LIABILITIES AND EQUITY									
Liabilities									
Current Liabilities									
Credit Cards									
20100 Capital One - 3245	8,160	8,129	8,039	7,967	7,882	7,806	7,653	7,579	7,502
20200 Chase Credit Card	6,991	10,048	7,411	7,461	6,598	6,511	632	1,996	12,057
20300 REI Master Card	252	474	615	687	840	970	2,008	3,078	3,241
20400 Wells Fargo - 2185	15,017	15,307	15,243	15,181	15,064	14,906	14,771	14,728	15,251
Total Credit Cards	30,421	33,958	31,307	31,295	30,385	30,193	25,063	27,381	38,050
Other Current Liabilities									
21200 Payroll Tax Liability	0	0	0	0	0	0	0	0	0
21300 Sales Tax Payable									
21310 Sales Tax Liability	64	193	700	1,087	1,395	1,650	1,862	2,170	2,333
21320 Colorado Department of Revenue Payable	2,190	2,234	2,234	2,306	2,446	2,628	2,765	2,977	3,082
21330 Colorado, Loveland Payable	39	45	45	45	54	55	58	62	65
Total 21300 Sales Tax Payable	2,293	2,472	2,979	3,438	3,895	4,334	4,685	5,209	5,481
21400 Short Term Loans Payable									
21410 Rapid Finance Loan	40,500	37,443	33,623	30,566	27,509	23,689	20,632	16,811	13,755
21420 Shopify Capital	19,798	14,659	3,401	0	0	0	0	0	0
Total 21400 Short Term Loans Payable	60,298	52,102	37,024	30,566	27,509	23,689	20,632	16,811	13,755
Total Other Current Liabilities	62,591	54,574	40,003	34,004	31,404	28,023	25,317	22,020	19,235
Total Current Liabilities	93,012	88,532	71,310	65,299	61,789	58,216	50,380	49,401	57,286
Long-Term Liabilities									
22000 Long Term Loans Payable									
22100 Allen Loan Payable	15,992	16,065	16,139	16,213	16,287	16,362	16,437	16,512	16,588
22200 Colin Carpenter Loan			15,000	15,125	15,250	15,375	15,500	15,625	15,750
22300 John Moffatt Loan Payable	21,260	21,353	21,447	21,541	21,635	21,730	21,825	21,920	22,016
22400 Linda Feucht Loan Payable	5,355	5,380	5,404	5,429	5,454	5,479	5,504	5,529	5,555
22500 Loan from Partners	25,664	25,664	25,664	25,664	25,664	25,664	25,664	25,664	25,664
22600 SBA Loan					67,300	67,300	67,300	67,300	67,300
Total 22000 Long Term Loans Payable	68,271	68,462	83,654	83,971	151,590	151,909	152,229	152,550	152,872

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020	Aug 2020	Sep 2020
Total Long-Term Liabilities	68,271	68,462	83,654	83,971	151,590	151,909	152,229	152,550	152,872
Total Liabilities	161,283	156,994	154,964	149,270	213,379	210,125	202,609	201,951	210,158
Equity									
31000 Partner's Equity									
31010 Owner's Contribution	-9,866	934	934	934	934	934	934	934	934
31020 Owner's Distribution	91,479	75,701	66,859	58,296	48,350	37,939	27,548	19,116	7,409
Total 31000 Partner's Equity	81,613	76,635	67,793	59,230	49,284	38,872	28,482	20,050	8,343
32000 Retained Earnings	-187,779	-187,779	-187,779	-187,779	-187,779	-187,779	-187,779	-187,779	-187,779
Net Income	-7,922	3,413	28,536	63,431	83,717	113,509	134,468	154,161	157,965
Total Equity	-114,088	-107,731	-91,450	-65,118	-54,778	-35,398	-24,830	-13,568	-21,472
TOTAL LIABILITIES AND EQUITY	$47,195	$49,263	$63,513	$84,153	$158,601	$174,726	$177,779	$188,383	$188,686

Draft

Statement of Cash Flows

January - September, 2020

	Jan 2020	Feb 2020	Mar 2020	Apr 2020	May 2020	Jun 2020	Jul 2020	Aug 2020	Sep 2020	Total
OPERATING ACTIVITIES										
Net Income	-7,922	11,334	25,123	34,896	20,286	29,791	20,959	19,693	3,804	157,965
Adjustments to reconcile Net Income to Net Cash provided by operations:										0
11000 Accounts Receivable (A/R)						-50				-50
12000 Inventory Asset	-2,257	-3,246	-5,243	-18,524	-6,665	-27,578	-34,698	-23,714	-14,440	-136,366
12200 Prepaid Expenses	-10,500	793	991	793	793	991	793	-2,201	1,055	-6,494
12300 Security Deposit - 513D				-1,500		838				-663
12400 Amount due to/from Owners	-35			-39	-54	-474	271	-727	-609	-1,667
12500 Uncategorized Asset	3,637						0			3,637
13010 Equipment - Large:Accumulated Depreciation	57	57	57	57	57	57	59	70	77	549
13110 Jeep Liberty:Accumulated Depreciation		229	229	229	229	229	229	229	229	1,833
20100 Capital One - 3245	190	-32	-90	-72	-85	-76	-153	-74	-77	-468
20200 Chase Credit Card	-4,917	3,057	-2,638	50	-863	-87	-5,879	1,364	10,061	149
20300 REI Master Card	252	222	141	72	154	130	1,037	1,071	163	3,241
20400 Wells Fargo - 2185	427	290	-64	-62	-116	-158	-135	-43	523	661
21200 Payroll Tax Liability	86									86
21310 Sales Tax Payable:Sales Tax Liability	64	129	507	387	307	256	212	307	164	2,333
21320 Sales Tax Payable:Colorado Department of Revenue Payable	-2,170	44		72	141	182	137	212	105	-1,278
21330 Sales Tax Payable:Colorado, Loveland Payable	1	6			9	1	2	4	3	26
21410 Short Term Loans Payable:Rapid Finance Loan	40,500	-3,057	-3,821	-3,057	-3,057	-3,821	-3,057	-3,821	-3,057	13,755
21420 Short Term Loans Payable:Shopify Capital	-2,633	-5,139	-11,258	-3,401						-22,431
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	22,702	-6,647	-21,188	-24,995	-9,151	-29,561	-41,182	-27,322	-5,802	-143,147
Net cash provided by operating activities	14,780	4,688	3,935	9,901	11,136	230	-20,223	-7,629	-1,998	14,819
INVESTING ACTIVITIES										
13000 Equipment - Large							-132	-610	-477	-1,220
13100 Jeep Liberty		-5,500								-5,500
Net cash provided by investing activities	0	-5,500	0	0	0	0	-132	-610	-477	-6,720
FINANCING ACTIVITIES										
22100 Long Term Loans Payable:Allen Loan Payable	992	73	74	74	74	75	75	75	76	1,588
22200 Long Term Loans Payable:Colin Carpenter Loan			15,000	125	125	125	125	125	125	15,750
22300 Long Term Loans Payable:John Moffatt Loan Payable	1,260	93	93	94	94	95	95	95	96	2,016
22400 Long Term Loans Payable:Linda Feucht Loan Payable	355	25	25	25	25	25	25	25	25	555
22600 Long Term Loans Payable:SBA Loan						67,300				67,300
31010 Partner's Equity:Owner's Contribution		10,800								10,800
31020 Partner's Equity:Owner's Distribution	5,883	-15,778	-8,842	-8,563	-9,946	-10,412	-10,391	-8,432	-11,708	-78,187
32000 Retained Earnings	-10,408									-10,408
Net cash provided by financing activities	-1,918	-4,787	6,350	-8,245	57,672	-10,093	-10,070	-8,111	-11,386	9,413
NET CASH INCREASE FOR PERIOD	12,863	-5,600	10,285	1,655	68,808	-9,862	-30,426	-16,350	-13,861	17,512

A/R Aging Summary

As of October 22, 2020

	Current	1 - 30	31 - 60	61 - 90	91 and over	Total
TOTAL						$0.00

Draft

A/P Aging Summary

As of October 22, 2020

This report contains no data for your specified date range.

Draft